EXHIBIT 12.1

SOUTHERN CALIFORNIA GAS COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended December 31,					Three Months Ended March 31, 2009
	2008	2007	2006	2005	2004
Fixed charges and preferred stock dividends:
Interest	$65	$72	$72	$50	$40	$18
Interest portion of annual rentals	2	3	4	3	2	—

Total fixed charges	67	75	76	53	42	18
Preferred stock dividends(1)	2	2	2	2	2	1

Combined fixed charges and preferred stock dividends for purpose of ratio	$69	$77	$78	$55	$44	$19

Earnings:
Pretax income from continuing operations	$385	$391	$397	$309	$387	$95
Total fixed charges (from above)	67	75	76	53	42	18
Less: interest capitalized	—	1	1	—	—	—

Total earnings for purpose of ratio	$452	$465	$472	$362	$429	$113

Ratio of earnings to combined fixed charges and preferred stock dividends	6.55	6.04	6.05	6.58	9.75	5.95

Ratio of earnings to fixed charges	6.75	6.20	6.21	6.83	10.21	6.28

(1)	In computing this ratio, “preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.